

September 14, 2017

Xiaojuan Zhai
Chief Financial Officer
Biostar Pharmaceuticals, Inc.
No. 588 Shiji Xi Avenue
Xianyang, Shaanxi Province
People's Republic of China

Re: Biostar Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed April 13, 2017
File No. 001-34708

Dear Mr. Zhai:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2016

Note 2--Summary of Significant Accounting Polices
Principles of Consolidation, page F-8

1.   Given the seizure of your buildings and land use rights by the PRC Courts in 2015, ongoing production stoppage, your violation of financial covenants, and apparent inability to repay the bank loans, please provide us your reconsideration analysis for Aoxing Pharmaceutical, as mandated by ASC 810-10-35-4.

Note 3—Deposits and Other Receivables, page F-17

2.   For each intended acquisition, please provide the following information:
       • The name(s) of the counterparty(s), including whether and if so, how these parties meet

the definition for related parties under ASC 850-10.
• A chronology of events, negotiations, meetings and discussions from the date of the payment of the deposit through the date of your response.
• The specific steps necessary for completion, your assessment of the likelihood of each occurring and when you expect each to be completed.
• The basis for your belief, including the legal terms, supporting that the deposit is returnable as of December 31, 2016 and March 31, 2017.
• A description of the security arrangements governing the deposit.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Senior Staff Accountants, Ibolya Ignat at (202) 551-3636 or Frank Wyman at (202) 551-3660, if you have questions regarding the comments.

Division of Corporation Finance
Office of Healthcare and
Insurance